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SEC FILE NUMBER	
8 -	51242

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2009___ AND ENDING ___12/31/2009___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northern Funds Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Canal Plaza, 3rd Floor
(No. and Street)

Portland   ME   04101
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike   614-416-8821
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- if individual. state last. first. middle name)

4 Becker Farm Road   Roseland   NJ   07068
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I,   J. Edward Pike   , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Northern Funds Distributors LLC   , as of

December 31,   20 09   , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of

a customer, except as follows:

_____

_____

_____
Signature

Financial and Operations Principal
_____
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NORTHERN FUNDS DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Index

Facing Page



J.H.COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
Northern Funds Distributors, LLC

We have audited the accompanying statement of financial condition of Northern Funds Distributors, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited liability company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Northern Funds Distributors, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

Roseland, New Jersey
February 22, 2010

NORTHERN FUNDS DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	76,997
Prepaid expenses		9,209
Other receivables		100,480
Total assets	$	186,686

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	33,950
Payable to related parties		18,498
Total liabilities		52,448
Commitments and contingencies		
Member's equity		134,238
Total liabilities and member's equity	$	186,686

See Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization:

Northern Funds Distributors, LLC (the "Company") is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a limited liability company and its operating agreement provides for the Company to exist in perpetuity.

The Company serves as distributor and principal underwriter for the Northern Funds and Northern Institutional Funds (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the investment advisors to the Funds. The sales of the Funds' shares are executed by third party broker-dealers.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash:

The Company maintains cash deposits in banks which, from time to time, may exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2009, or at any time during the year then ended, the Company had no cash in excess of insured limits.

Revenue recognition:

Base distribution fees are fees paid by the Funds' investment advisor for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' advisors to compensate the Company for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

Receivables:

On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current considerations. At December 31, 2009, no allowance for doubtful accounts was deemed necessary.

Note 2 - Summary of significant accounting policies (continued):

Income taxes:

The Company is a limited liability company and is considered a disregarded entity for Federal income tax purposes. Any income or loss generated is passed through to the member.

The Company adopted the accounting for uncertainty in income taxes guidance effective January 1, 2007. The Company has no unrecognized tax benefits at December 31, 2009. The Company's income tax returns prior to fiscal year 2006 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2010, which is the date the statement of financial condition was available to be issued.

Note 3 - Related party transactions:

Foreside provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Company an administrative service fee for these services designed to cover the costs of providing such services. At December 31, 2009, amounts due to Foreside for these services amounted to $18,498. Such amounts are included in payable to related parties on the accompanying statement of financial condition. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

NORTHERN FUNDS DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 4 - Net capital requirement:

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $24,549, which was $19,549 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was 2.14 to 1.

Note 5 - Regulatory compliance:

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

Note 6 - Contracts:

The Company has a Distribution Agreement with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreement continues through June 30, 2010. Thereafter, if not terminated, the Agreement shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the respective Fund's Board of Trustees who are not parties to this agreement or interested persons of any such party and (b) by the vote of the respective Fund's Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund. The Agreement is terminable without penalty with 60 days' prior written notice, by the respective Fund's Board of Trustees, by a vote of a majority of the outstanding voting securities of the Funds, or by the Company. The Company has also entered into a Distribution Services Agreement with the respective Fund's investment advisor (the "Services Agreement") which continues in effect through the term of the Distribution Agreement.

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders.

The Company is entitled to receive the compensation and reimbursement of the expenses set forth in the Services Agreement, based on the services selected. The Services Agreement contains a fixed annual fee plus a variable portion if additional services are provided. Pursuant to the Services Agreement, the investment advisor shall compensate and reimburse the Company. The revenue is realized as base distribution fees.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Northern Funds Distributors, LLC
(A Wholly-Owned Subsidiary of
Foreside Financial Group, LLC)

Report on Statement of
Financial Condition

December 31, 2009